Exhibit (a)(1)(E)
R1 RCM Inc.
STOCK OPTION EXCHANGE PROGRAM
FREQUENTLY ASKED QUESTIONS (FAQ)
May 12, 2017
General Information
The following Frequently Asked Questions (“FAQ”) were prepared to address common questions that you may have about the one-time stock option exchange program (“Offer”) by R1 RCM Inc. (“R1,” the “Company,” “we” or “us”) approved by our stockholders at the Company’s annual meeting of stockholders on December 8, 2016.
The information in this FAQ is based on information contained in our Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 12, 2017. The information in this FAQ is provided as of May 12, 2017 and does not contain complete details about the Offer. Additional information about the proposed Offer is available in : (1) the Tender Offer Statement on Schedule TO and all attachments thereto; (2) the email from Robert Luse, Executive Vice President, Human Resources, dated May 12, 2017, including the Offer to Exchange attached thereto, and the email from Total Rewards echosign@echosign.com also dated May 12, 2017; and (3) the Election Form, together with its accompanying instructions and terms and conditions of participating in the Offer (collectively, the “Tender Offer Documents”). You also may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov or on the investor page of our website at http://ir.r1rcm.com. In addition, upon request, we will provide you with a copy of any or all of the Tender Offer Documents free of charge. You should direct requests for additional copies of the Tender Offer Documents to Janella Kaczanko by email at JKaczanko@r1rcm.com or by telephone at (312) 255-7658.
Neither R1 nor our board of directors makes any recommendations as to whether or not you should participate in the Offer, nor have we authorized any person to make any such recommendations. Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer. You must make your own decision about whether or not to participate in the Offer.
Frequently Asked Questions

1.	What is a stock option?
A stock option is a right to buy a share of R1 common stock at a set price (also known as the grant or exercise price) for a specified period of time. The right to buy the share may continue into the future, but the purchase price is fixed when the stock option is granted.

2.	What is the Offer?

At R1, stock options constitute a key component of our long-term incentive and retention program, with the goal of encouraging employees and members of our board of directors to act like owners of the business, motivating them to work toward the Company’s success and rewarding their contributions by allowing them to benefit from increases in the value of R1 stock.

Due to the significant decline of R1’s stock price over the last few years, many employees and members of our board of directors now hold stock options with exercise prices significantly higher than the current market price of R1 stock (such stock options are also known as “underwater” stock options). The Offer is a voluntary, one-time opportunity for eligible option holders to surrender certain outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower exercise price. The number of new stock options would be determined using a Black-Scholes model designed to determine the number of new stock options having a fair value approximately equal to the stock options that are exchanged.

3.	Why are we using a Black-Scholes model to determine the number of new stock options?
The Black-Scholes model computes the fair value of a given option based on a number of inputs, including stock price, expected volatility, time until expiration and current interest rates.  This is the same model that is used to calculate the fair value of newly granted options for financial reporting purposes.  We plan to determine the specific inputs for valuing the underwater options generally in the same manner we use to calculate stock expense.  This approach to option valuation is consistent with the accounting standards we follow.

4.	Who is eligible to participate in the Offer?
We anticipate that the Offer will be open to all currently serving employees as well as current members of our board of directors who hold eligible stock options as of the commencement date of the Offer and as of the expiration of the Offer.

5.	What options are eligible for exchange under the Offer?
Stock options eligible to be exchanged (“Eligible Options”) are outstanding stock options held by a currently serving employee or director, whether vested or unvested, that (i) were granted prior to November 12, 2016 under any Company stock option plan or equity incentive plan or arrangement; (ii) have an exercise price that is greater than the closing price of our common stock on both the date that is the business day immediately prior to the commencement of the Offer period (i.e., May 11, 2017) and the date that is the closing of the Offer period, currently scheduled to be June 12, 2017; and (iii) are outstanding (that is, are not previously exercised, expired, terminated or forfeited) and held by an employee or director eligible to participate in the Offer as of the commencement date of the Offer and as of the expiration of the Offer.

6.	When would the Offer take place?
Eligible option holders will be given at least twenty (20) business days to make an election to exchange their eligible stock options. New stock option grants will be made on the day the Offer period closes, effective immediately following the expiration of the Offer (the new grant date is currently expected to be June 12, 2017). The Offer period begins May 12, 2017 at approximately

3:30 p.m., Central Time, and expires on June 12, 2017 at 11:59 p.m., Central Time (subject to any extensions).

7.	If I participate in the Offer, how many stock options would I receive in a new stock option grant?
Eligible stock options would be surrendered in exchange for a lesser amount of stock options with a lower exercise price, but which have approximately the same fair value as the options surrendered, based on a Black-Scholes model for determining the fair value of options. Your personalized Election Form contains the exchange ratio for each of your existing grants and sets forth the number of new options that you would receive in exchange for each of your existing stock option grant should you elect to exchange such existing grant.

8.	What would my new exercise price be?
The new stock option grant would be granted with an exercise price equal to the closing price of R1’s common stock on the day the Offer period closes.

9.	My eligible stock options are already vested. Would my new stock options also be fully vested?
No. All new stock options granted in the Offer would be subject to a two (2) year vesting schedule (as more fully described in Question 10).

10.	What would be the vesting schedule for the new stock option grant?
The new stock option grant would be subject to a two (2) year vesting schedule and would vest in two (2) equal annual installments, beginning twelve (12) months after the new stock option grant date.

11.	If I elect to participate, when would I receive my new stock option grant?
The new stock option grant date would be the day the Offer period closes (effective immediately following the expiration of the Offer). The new stock options would appear in your account with our third party vendor, Solium Capital, as soon as administratively feasible.

12.	Do I have to participate in the Offer?
Participation in the Offer is completely voluntary. If you choose not to participate, you would keep all of your currently outstanding stock options, including stock options eligible for the Offer, and you would not receive a new stock option grant. No changes would be made to the terms of your current stock options if you decline or fail to participate.

13.	If I choose to participate in the Offer, do I have to exchange all of my eligible stock option grants?
No. Under the Offer, you would be able to exchange stock options on a grant-by-grant basis. This means that you may choose to exchange some eligible grants, and choose not to exchange others, provided that you must tender all of your stock options within an individual grant.

14.	Can I exchange shares of R1 common stock that I acquired upon exercise of my R1 stock options?
No. The Offer applies only to outstanding R1 stock options that are eligible under the Offer. You would not be able to exchange shares of R1 stock that you own outright.

15.	Will I be required to give up all of my rights under the exchanged stock options?
Yes. On the closing date of the Offer, the stock options you surrender in exchange for new stock options would be cancelled and you would no longer have any rights under those surrendered stock options.

16.	What if I elect to participate and leave R1 before the Offer ends?
If you elected to participate in the Offer and your employment or service as a director ends for any reason prior to the expiration of the Offer, your exchange election would be cancelled and you would not receive a new stock option grant. If this occurs, no changes would be made to the terms of your current stock options and such options would be treated as if you had declined to participate in the Offer.

17.	What if I elect to participate and leave R1 after the new stock options are granted?
If you elected to participate in the Offer and your employment or service as a director ends for any reason after you receive a new stock option grant, your exchange election would be processed and you would receive a new stock option grant. Terms and conditions of the new stock option grant would apply.

18.	Would I owe taxes if I participate in the Offer?
Generally, the exchange of eligible stock options should be treated as non-taxable exchange and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. The tax consequences for participating international employees may differ from the U.S. federal income tax consequences. It is recommended that employees consult their own accountant or financial advisor for additional information about how the Offer may impact your personal tax situation.

19.	Will R1 recommend eligible option holders participate in the Offer?
R1 cannot advise you as to whether or not you should participate in the Offer. It is recommended that employees consult their own accountant or financial advisor for additional information about how the Offer may impact your personal tax situation.

20.	Where can I get more information about the Offer?
R1 has filed the Tender Offer Documents with the SEC. Eligible option holders should read the Tender Offer Documents because they contain important information about the Offer. You should have received the Tender Offer Documents via email on May 12, 2017. You can also obtain copies of these documents free of change from the SEC’s website at www.sec.gov or on the investor page of our website at http://ir.r1rcm.com. In addition, upon request we will provide you with a copy of any or all of the Tender Offer Documents free of charge . You should direct requests for additional copies of the Tender Offer Documents to Janella Kaczanko by email at JKaczanko@r1rcm.com or by telephone at (312) 255-7658.